UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (the “Filer”): BNY Trust Company of Canada

B.	(1) This is ☒ an original filing for the Filer ☐ an amended filing for the Filer

(2)	A filer may also file the Form F-X in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202. When submitting the Form F-X in paper under a hardship exemption, a filer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) on the cover page of the Form F-X.

C.	Identify the filing in conjunction with which this Form is being filed:

Name of Registrant:	Fairfax Financial Holdings Limited

Form Type:	Registration Statement on Form F-10

File Number (if known):	333-281626

Filed by:	Fairfax Financial Holdings Limited

Date Filed (if filed concurrently, so indicate):	August 16, 2024 (filed concurrently)

D. The Filer is incorporated or organized under the laws of Canada and has its principal place of business at BNY Trust Company of Canada, 1 York Street, 6th Floor, Toronto, Ontario, M5J 0B6

E. The Filer designates and appoints The Bank of New York Mellon (“Agent”) located at 240 Greenwich Street, Floor 7E, New York, New York 10286, tel: (212) 635-1270, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding.

 The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

[Signature page follows.]

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Country of Canada this 16th day of August, 2024.

Filer:	BNY TRUST COMPANY OF CANADA

	By:	/s/ Aby Varughese
		Name:	Aby Varughese
		Title:	Authorized Signatory

This statement has been signed by the following person in the capacity and on the date indicated:

THE BANK OF NEW YORK MELLON

as agent for service of process

By:	/s/ Stacey B. Poindexter
	Name:	Stacey B. Poindexter
	Title:	Vice President

Dated: August 16, 2024